EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,					Nine Months Ended
	2001 (Restated)	2002 (Restated)	2003 (Restated)	2004 (Restated)	2005 (Restated)	September 30, 2006
(Loss) income from continuing operations	$(21,533)	$(2,793)	$27,718	$13,499	$34,443	$42,842
Interest expense	33,204	34,381	23,388	44,008	34,771	35,244
Income before fixed charges	$11,671	$31,588	$51,106	$57,507	$69,214	78,086

Interest expense	$33,204	$34,381	$23,388	$44,008	$34,771	$35,244
Total fixed charges	$33,204	$34,381	$23,388	$44,008	$34,771	$35,244
Earnings / fixed charge coverage ratio	*	*	2.2x	1.3x	2.0x	2.2x

*  Our earnings were insufficient to cover fixed charges by $21,533 and $2,793 in 2001 and 2002, respectively. In addition, our ratio of earnings to fixed charges has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.